UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2023

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Second Quarter 2023 Consolidated Results

Item 1

Quarterly Periodic Report

2Q2023

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

Banco de Bogotá executed a spin-off of a 75% equity stake in BAC Holding International Corp (“BHI”); to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders on March 29, 2022. On December 19, 2022, Banco de Bogotá sold 20.89% of the outstanding investment of BHI through a tender offer. As of December 31, 2022, Banco de Bogotá held 4.11% of BHI. This investment is reflected as an investment at fair value through other comprehensive income. Following the sale, the equity method recognized under the “share of profit of equity accounted investees, net of tax (equity method)” between April and November was reclassified to discontinued operations. For comparability purposes of this presentation, we have reclassified BHI’s equity method for the second and third quarter of 2022 to net income from discontinued operations. Banco de Bogotá’s remaining 4.11% interest in BHI was disposed of in March 2023.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest financial corporation in Colombia (Corficolombiana). In addition, it is present in Central America through Multibank's operation in Panama through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the

United States ("SEC").

As of June 30, 2023, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,201,932,169	7,541,543,585
Issue amount(*)	16,201,932,169	7,541,543,585
Amount placed(*)	16,201,932,169	7,541,543,585

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2009 - Series A - 15 years	124,520	IPC+5.2%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 10 years	93,000	IPC+3.86%
Issue of 2016 - Series A - 20 years	207,000	IPC+4.15%
Issue of 2017 - Series A - 25 years	300,000	IPC +3.99%
Issue of 2019 - Series C - 5 years	100,000	6.42%
Issue of 2019 - Series A - 20 years	300,000	IPC +3.69%
	1,124,520
International Bonds
Issue of 2020 - 10 years	US 1,000,000	4.375%	Ba2 / Negative (Moody’s) BB+ Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Key results of 2Q23	4

Consolidated Financial Results	6

–	Statement of Financial Position Analysis	6

–	Income Statement Analysis…	14

Risk Management	18

Quantitative and Qualitative disclosure about market risk	18

Corporate Governance	18

ESG	18

Separated Financial Results…	19

–	Statement of Financial Position Analysis	19

–	Income Statement Analysis	20

Grupo Aval + Grupo Aval Limited…	21

Definitions	25

EXHIBIT 1 : CONSOLIDATED FINANCIAL RESULTS

EXHIBIT 2 : SEPARATE FINANCIAL RESULTS

3

Bogotá, August 14th, 2023. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 166.2 billion (Ps 7.0 pesos per share) for 2Q23. ROAE was 4.1% and ROAA was 0.6% for 2Q23.

	COP $tn	2Q22	1Q23	2Q23	2Q23 vs 1Q23	2Q23 vs 2Q22
Balance Sheet	Gross Loans	$ 166.6	$ 184.6	$ 184.4	-0.1%	10.7%
	Deposits	$ 160.0	$ 178.4	$ 180.2	1.1%	12.6%
	Deposits/Net Loans	1.00 x	1.00 x	1.01 x	0.02 x	0.01 x

Loan Quality	90 days PDLs / Gross Loans	3.3%	3.4%	3.6%	12 bps	24 bps
	Allowance/90 days PDLs	1.61 x	1.48 x	1.43 x	-0.05 x	-0.18 x
	Cost of risk	1.4%	1.7%	2.2%	45 bps	77 bps

Profitability	Net interest margin	3.6%	3.7%	3.4%	(30) bps	(23) bps
	Fee income Ratio	16.9%	19.0%	22.7%	377 bps	580 bps
	Efficiency Ratio	42.6%	46.7%	53.7%	698 bps	1,112 bps
	Attributable net income	$ 0.68	$ 0.43	$ 0.17	-60.9%	-75.4%
	ROAA	2.1%	1.4%	0.6%	(79) bps	(145) bps
	ROAE	16.6%	10.4%	4.1%	(634) bps	(1,248) bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

4

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Cash and cash equivalents	21,441.1	19,327.8	19,195.7	-0.7%	-10.5%
Trading assets	10,888.4	13,585.5	13,256.1	-2.4%	21.7%
Investment securities	31,690.5	31,969.1	32,829.6	2.7%	3.6%
Hedging derivatives assets	49.1	35.1	69.4	97.8%	41.5%
Total loans, net	159,651.9	179,102.9	177,912.5	-0.7%	11.4%
Tangible assets	7,043.9	7,247.8	7,113.6	-1.9%	1.0%
Goodwill	2,234.9	2,232.2	2,215.2	-0.8%	-0.9%
Concession arrangement rights	12,032.2	13,536.2	13,558.6	0.2%	12.7%
Other assets	31,079.0	31,841.5	31,910.8	0.2%	2.7%
Total assets	276,111.0	298,878.2	298,061.6	-0.3%	7.9%
Trading liabilities	1,893.8	1,517.6	1,859.9	22.6%	-1.8%
Hedging derivatives liabilities	5.8	5.6	8.9	59.6%	52.2%
Customer deposits	160,029.3	178,352.4	180,244.5	1.1%	12.6%
Interbank borrowings and overnight funds	10,499.9	8,799.8	13,459.9	53.0%	28.2%
Borrowings from banks and others	22,945.6	29,346.9	23,916.9	-18.5%	4.2%
Bonds issued	31,973.1	27,352.4	25,424.8	-7.0%	-20.5%
Borrowings from development entities	3,235.0	4,539.5	4,122.4	-9.2%	27.4%
Other liabilities	15,378.9	18,737.1	18,262.4	-2.5%	18.7%
Total liabilities	245,961.5	268,651.1	267,299.6	-0.5%	8.7%
Equity attributable to owners of the parent	16,420.0	16,175.7	16,465.4	1.8%	0.3%
Non-controlling interest	13,729.6	14,051.3	14,296.6	1.7%	4.1%
Total equity	30,149.6	30,227.0	30,762.0	1.8%	2.0%
Total liabilities and equity	276,111.0	298,878.2	298,061.6	-0.3%	7.9%

Consolidated Statement of Income	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Interest income	4,286.7	7,008.3	7,154.6	2.1%	66.9%
Interest expense	2,312.3	5,459.5	5,579.1	2.2%	141.3%
Net interest income	1,974.4	1,548.8	1,575.5	1.7%	-20.2%
Loans and other accounts receivable	719.6	920.5	1,138.6	23.7%	58.2%
Other financial assets	(1.0)	(0.3)	(9.6)	N.A.	N.A.
Recovery of charged-off financial assets	(151.8)	(133.7)	(140.8)	5.3%	-7.3%
Net impairment loss on financial assets	566.8	786.5	988.3	25.7%	74.4%
Net interest income, after impairment losses	1,407.6	762.3	587.2	-23.0%	-58.3%
Net income from commissions and fees	697.3	842.3	883.9	4.9%	26.8%
Gross profit from sales of goods and services	1,440.8	1,163.6	619.2	-46.8%	-57.0%
Net trading income	481.5	(81.3)	(783.1)	N.A.	N.A
Net income from other financial instruments mandatory at FVTPL	68.4	93.9	76.6	-18.5%	11.9%
Total other income	(544.7)	875.9	1,516.6	73.2%	N.A
Total other expenses	1,754.6	2,077.0	2,089.2	0.6%	19.1%
Net income before income tax expense	1,796.4	1,579.8	811.2	-48.7%	-54.8%
Income tax expense	564.3	532.6	350.6	-34.2%	-37.9%
Net income for the period of continued operations	1,232.1	1,047.3	460.6	-56.0%	-62.6%
Net income for the period of discontinued operations	154.0	-	-	N.A	-100.0%
Net income for the period	1,386.1	1,047.3	460.6	-56.0%	-66.8%
Non-controlling interest	710.6	622.2	294.4	-52.7%	-58.6%
Net income attributable to owners of the parent	675.5	425.1	166.2	-60.9%	-75.4%

Key ratios	2Q22	1Q23	2Q23	YTD 2022	YTD 2023
Net Interest Margin(1)	4.0%	2.8%	2.9%	4.2%	2.8%
Net Interest Margin (including net trading income)(1)	3.6%	3.7%	3.4%	3.9%	3.6%
Efficiency ratio(2)	42.6%	46.7%	53.7%	40.4%	50.0%
90 days PDL / Gross loans (5)	3.3%	3.4%	3.6%	3.3%	3.6%
Provision expense / Average gross loans (6)	1.4%	1.7%	2.2%	1.6%	1.9%
Allowance / 90 days PDL (5)	1.61	1.48	1.43	1.61	1.43
Allowance / Gross loans	5.4%	5.1%	5.1%	5.4%	5.1%
Charge-offs / Average gross loans (6)	1.9%	1.8%	2.7%	1.9%	2.3%
Total loans, net / Total assets	57.8%	59.9%	59.7%	57.8%	59.7%
Deposits / Total loans, net	100.2%	99.6%	101.3%	100.2%	101.3%
Equity / Assets	10.9%	10.1%	10.3%	10.9%	10.3%
Tangible equity ratio (7)	9.6%	8.8%	9.0%	9.6%	9.0%
ROAA(3)	2.1%	1.4%	0.6%	2.9%	1.0%
ROAE(4)	16.6%	10.4%	4.1%	25.9%	7.2%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	22,779,217,340	23,743,475,754	23,743,475,754	22,531,493,493	23,743,475,754
Common share price (EoP)	757.0	555.0	476.9	757.0	476.9
Preferred share price (EoP)	750.0	558.9	486.0	750.0	486.0
BV/ EoP shares in Ps.	691.6	681.3	693.5	691.6	693.5
EPS	29.7	17.9	7.0	106.7	24.9

P/E (8)	6.3	7.8	17.4	3.5	9.8
P/BV (8)	1.1	0.8	0.7	1.2	0.7

•	Pro-forma ratios for YTD 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

5

Consolidated Financial Results

Statement of Financial Position Analysis

1.	Assets

Total assets as of June 30th, 2023 totaled Ps 298,061.6 billion showing an increase of 7.9% versus June 30th, 2022 and a decrease of 0.3% versus March 31st, 2023. Growth was mainly driven by (i) a 11.4% year over year growth in total loans, net to Ps 177,912.5 billion, (ii) a 21.7% yearly growth in trading assets, net to Ps 13,256.1 billion and (iii) a 12.7% yearly growth in concession arrangement rights, net to Ps 13,558.6 billion.

1.1	Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 10.7% between June 30th, 2023 and June 30th, 2022 to Ps 184,409.6 billion mainly driven by (i) a 11.8% increase in Mortgages loans to Ps 17,756.5 billion, (ii) a 10.8% increase in Commercial loans to Ps 106,350.8 billion and (iii) a 10.2% increase in Consumer loans to Ps 60,033.8 billion.

Interbank & overnight funds increased by 46.6% to Ps 2,938.1 billion during the last twelve months.

Loss allowance was Ps 9,435.2 billion as of June 30th, 2023 taking net loans to Ps 177,912.5 billion.

Total loans, net	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Gross loans
Commercial loans	95,946.0	106,129.9	106,350.8	0.2%	10.8%
Consumer loans	54,481.2	60,186.9	60,033.8	-0.3%	10.2%
Mortgages loans	15,883.6	18,026.1	17,756.5	-1.5%	11.8%
Microcredit loans	278.6	267.6	268.5	0.3%	-3.6%
Gross loans	166,589.5	184,610.5	184,409.6	-0.1%	10.7%
Interbank & overnight funds	2,004.1	3,920.0	2,938.1	-25.0%	46.6%
Total gross loans	168,593.6	188,530.4	187,347.7	-0.6%	11.1%
Loss allowance	(8,941.7)	(9,427.5)	(9,435.2)	0.1%	5.5%
Allowance for impairment of commercial loans	(5,392.9)	(5,380.1)	(5,189.7)	-3.5%	-3.8%
Allowance for impairment of consumer loans	(3,094.4)	(3,630.9)	(3,828.3)	5.4%	23.7%
Allowance for impairment of mortgages	(382.7)	(376.2)	(372.7)	-0.9%	-2.6%
Allowance for impairment of microcredit loans	(71.6)	(40.3)	(44.5)	10.5%	-37.9%
Total loans, net	159,651.9	179,102.9	177,912.5	-0.7%	11.4%

6

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
General purpose	68,335.8	74,955.1	74,522.8	-0.6%	9.1%
Working capital	13,420.5	14,930.6	15,703.4	5.2%	17.0%
Financial leases	10,207.8	10,892.9	11,134.7	2.2%	9.1%
Funded by development banks	3,191.3	4,397.1	4,047.3	-8.0%	26.8%
Overdrafts	467.7	521.8	587.7	12.6%	25.7%
Credit cards	323.0	432.4	354.9	-17.9%	9.9%
Commercial loans	95,946.0	106,129.9	106,350.8	0.2%	10.8%
Payroll loans	32,026.6	33,360.4	32,836.8	-1.6%	2.5%
Personal loans	11,182.4	13,981.4	14,289.6	2.2%	27.8%
Credit cards	6,277.0	7,192.8	7,406.3	3.0%	18.0%
Automobile and vehicle	4,791.2	5,439.0	5,296.6	-2.6%	10.5%
Financial leases	22.0	17.2	16.3	-5.3%	-25.6%
Overdrafts	53.0	73.4	74.4	1.4%	40.3%
Other	129.0	122.6	113.8	-7.2%	-11.8%
Consumer loans	54,481.2	60,186.9	60,033.8	-0.3%	10.2%
Mortgages	13,665.6	15,596.4	15,542.0	-0.3%	13.7%
Housing leases	2,218.0	2,429.7	2,214.5	-8.9%	-0.2%
Mortgages loans	15,883.6	18,026.1	17,756.5	-1.5%	11.8%
Microcredit loans	278.6	267.6	268.5	0.3%	-3.6%
Gross loans	166,589.5	184,610.4	184,409.6	-0.1%	10.7%
Interbank & overnight funds	2,004.1	3,920.0	2,938.1	-25.0%	46.6%
Total gross loans	168,593.6	188,530.4	187,347.7	-0.6%	11.1%

In terms of gross loans (excluding interbank and overnight funds), 91.5% are domestic and 8.5% are foreign (reflecting the Multi Financial Holding operation).

Over the last twelve months we observed a strong performance in all types of loans. Quarterly performance was negatively impacted by a 10.1% appreciation of the Colombian Peso.

Commercial loans increased by 10.8% during the last twelve months and 0.2% during the quarter. Consumer loans growth over the last year was driven by personal loans and credit cards. Consumer loans grew by 10.2% annually and decreased 0.3% over the quarter. Mortgages loans increased by 11.8% over the year and decreased 1.5% in the last quarter.

The following table shows the gross loans composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banks, driven by a strong performance in all types of loans with consumer loans growing 19.5%, commercial loans 16.0% and mortgages growing 6.5%.

7

Gross loans / Bank ($)	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Banco de Bogotá	87,511.5	97,023.9	97,725.8	0.7%	11.7%
Banco de Occidente	40,557.7	46,260.2	47,168.0	2.0%	16.3%
Banco Popular	24,131.4	24,901.0	23,913.9	-4.0%	-0.9%
Banco AV Villas	14,277.2	15,026.9	14,744.8	-1.9%	3.3%
Corficolombiana	1,962.1	2,177.3	2,060.4	-5.4%	5.0%
Grupo Aval Holding	-	1,260.4	1,133.5	-10.1%	N.A.
Eliminations	(1,850.5)	(2,039.2)	(2,336.9)	14.6%	26.3%
Gross loans	166,589.5	184,610.5	184,409.6	-0.1%	10.7%
Interbank & overnight funds	2,004.1	3,920.0	2,938.1	-25.0%	46.6%
Total gross loans	168,593.6	188,530.4	187,347.7	-0.6%	11.1%

Gross loans / Bank (%)	2Q22	1Q23	2Q23

Banco de Bogotá	52.5%	52.6%	53.0%
Banco de Occidente	24.3%	25.1%	25.6%
Banco Popular	14.5%	13.5%	13.0%
Banco AV Villas	8.6%	8.1%	8.0%
Corficolombiana	1.2%	1.2%	1.1%
Grupo Aval Holding	0.0%	0.7%	0.6%
Eliminations	-1.1%	-1.1%	-1.3%
Gross loans	100%	100%	100%

Figures for Grupo Aval Holding reflect the credit operation entered into with Esadinco S.A. (Related Party) in December 2022. This transaction was conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

High interest rates, inflationary pressures and the economic slowdown have led to a deterioration in the quality of our loan portfolio both over the quarter and the year.

Our 30 days PDL to total loans were 5.1% for 2Q23, 4.9% for 1Q23 and 4.4% for 2Q22. The ratio of 90 days PDL to total loans was 3.6% for 2Q23, 3.4% for 1Q23 and 3.3% for 2Q22.

30 days PDL ratio for commercial loans was 4.5% for 2Q23, 4.4% for 1Q23 and 4.1% for 2Q22; 90 days PDL ratio was 3.8%, 3.7% and 3.7%, respectively. 30 days PDL ratio for consumer loans was 5.8% for 2Q23, 5.4% for 1Q23, and 4.5% for 2Q22.

90 days PDL ratio was 3.1%, 3.0% and 2.7%, respectively. 30 days PDL ratio for mortgages was 6.2% for 2Q23, 5.5% for 1Q23, and 5.3% for 2Q22; 90 days PDL ratio was 3.4%, 3.1% and 3.2%, respectively.

8

Past due loans	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Performing	91,979.8	101,440.5	101,590.3	0.1%	10.4%
Between 31 and 90 days past due	459.6	710.3	700.1	-1.4%	52.3%
+90 days past due	3,506.6	3,979.1	4,060.3	2.0%	15.8%
Commercial loans	95,946.0	106,129.9	106,350.8	0.2%	10.8%
Performing	52,056.1	56,924.8	56,544.9	-0.7%	8.6%
Between 31 and 90 days past due	956.2	1,473.7	1,610.6	9.3%	68.4%
+90 days past due	1,468.9	1,788.3	1,878.3	5.0%	27.9%
Consumer loans	54,481.2	60,186.9	60,033.8	-0.3%	10.2%
Performing	15,044.3	17,042.5	16,663.4	-2.2%	10.8%
Between 31 and 90 days past due	325.8	420.4	488.2	16.1%	49.9%
+90 days past due	513.5	563.2	605.0	7.4%	17.8%
Mortgages loans	15,883.6	18,026.1	17,756.5	-1.5%	11.8%
Performing	211.6	229.5	226.7	-1.2%	7.1%
Between 31 and 90 days past due	9.3	8.4	10.1	21.3%	8.8%
+90 days past due	57.7	29.8	31.7	6.5%	-45.1%
Microcredit loans	278.6	267.6	268.5	0.3%	-3.6%
Gross loans	166,589.5	184,610.5	184,409.6	-0.1%	10.7%
Interbank & overnight funds	2,004.1	3,920.0	2,938.1	-25.0%	46.6%
Total gross loans	168,593.6	188,530.4	187,347.7	-0.6%	11.1%

30 Days PDL / gross loans (*)	4.4%	4.9%	5.1%
90 Days PDL / gross loans (*)	3.3%	3.4%	3.6%

Loans by stages (%)	2Q22	1Q23	2Q23

Loans classified as Stage 2 / gross loans	9.1%	6.3%	4.8%
Loans classified as Stage 3 / gross loans	6.6%	6.4%	6.4%
Loans classified as Stage 2 and 3 / gross loans	15.7%	12.7%	11.3%
Allowance for Stage 1 loans / Stage 1 loans	0.9%	0.9%	1.0%
Allowance for Stage 2 loans / Stage 2 loans	10.7%	12.1%	14.0%
Allowance for Stage 3 loans / Stage 3 loans	54.4%	55.5%	54.7%
Allowance for Stage 2 y 3 loans / Stage 2 and 3 loans	29.2%	33.9%	37.3%

Grupo Aval’s coverage over its 90 days PDL was 1.4x for 2Q23, 1.5x for 1Q23, and 1.6x for 2Q22, coverage over its 30 days PDL was 1.0x in 2Q23, 1.1x for 1Q23 and 1.2x 2Q22.

Impairment loss, net of recoveries of charged off assets to average gross loans was 2.2% for 2Q23, 1.7% for 1Q23, and 1.4% 2Q22. Charge-offs to average gross loans was 2.7% for 2Q23, 1.8% for 1Q23, and 1.9% in 2Q22.

Coverage and cost of risk	2Q22	1Q23	2Q23

Allowance for impairment / 30 days PDL	1.2	1.1	1.0
Allowance for impairment / 90 days PDL	1.6	1.5	1.4
Allowance for impairment / gross loans (*)	5.4%	5.1%	5.1%

Impairment loss / 30 days PDL	0.4	0.4	0.5
Impairment loss / 90 days PDL	0.5	0.6	0.7
Impairment loss / average gross loans (*)	1.8%	2.0%	2.5%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.4%	1.7%	2.2%

Charge-offs / average gross loans (*)	1.9%	1.8%	2.7%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

9

1.2	Investment securities and trading assets

Total investment securities and trading assets increased 8.2% to Ps 46,085.7 billion between June 30th, 2023 and June 30th, 2022 and increased 1.2% versus March 31st, 2023.

Ps 37,118.7 billion of our total portfolio is invested in debt securities, which increased by 7.4% between June 30th, 2023 and June 30th, 2022 and increased by 2.5% versus March 31st, 2023. Ps 7,053.0 billion of our total investment securities is invested in equity securities, which increased by 15.0% between June 30th, 2023 and June 30th, 2022 and decreased by 5.1% versus March 31st, 2023.

Investment and trading assets	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Debt securities	3,980.0	5,145.6	5,323.3	3.5%	33.8%
Equity securities	5,022.2	6,525.1	6,018.7	-7.8%	19.8%
Derivative assets	1,886.3	1,914.8	1,914.1	0.0%	1.5%
Trading assets	10,888.4	13,585.5	13,256.1	-2.4%	21.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	1.4	1.4	0.0%	0.0%
Debt securities at FVOCI	21,995.6	21,275.0	22,055.6	3.7%	0.3%
Equity securities at FVOCI	1,113.0	903.1	1,034.2	14.5%	-7.1%
Investments in securities at FVOCI	23,108.5	22,178.1	23,089.9	4.1%	-0.1%
Investments in debt securities at AC	8,582.0	9,789.6	9,738.4	-0.5%	13.5%
Investment and trading assets	42,579.0	45,554.5	46,085.7	1.2%	8.2%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 9.1% for 2Q23, 11.7% for 1Q23 and 3.0% for 2Q22.

1.3	Cash and Cash Equivalents

As of June 30th, 2023 cash and cash equivalents had a balance of Ps 19,195.7 billion showing a decrease of 10.5% versus June 30th, 2022 and a decrease of 0.7% versus March 31st, 2023

The ratio of cash and cash equivalents to customer deposits was 10.6% at June 30th, 2023, 10.8% at March 31st, 2023, and 13.4% at June 30th, 2022.

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1.4	Goodwill and Other Intangibles

Goodwill and other intangibles as of June 30th, 2023 reached Ps 17,950.1 billion, increasing by 11.9% versus June 30th, 2022 and 0.6% versus March 31st, 2023.

Goodwill as of June 30th, 2023 was Ps 2,215.2 billion, decreasing by 0.9% versus June 30th, 2022 and 0.8% versus March 31st, 2023.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of June 30th, 2023 reached Ps 15,734.9 billion and grew by 14.0% versus June 30th, 2022 and increased by 0.7% versus March 31st, 2023.

2.	Liabilities

As of June 30th, 2023 Total Funding represented 92.5% of total liabilities and other liabilities represented 7.5%.

2.1	Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 247,168.4 billion as of June 30th, 2023 showing an increase of 8.1% versus June 30th, 2022 and a decrease of 0.5% versus March 31st, 2023. Total customer deposits represented 72.9% of total funding as of 2Q23, 71.8% for 1Q23, and 70.0% 2Q22.

Average cost of funds was 9.0% for 2Q23, 8.9% for 1Q23 and 4.2% for 2Q22.

2.1.1 Customer deposits

Customer deposits	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Checking accounts	19,975.7	17,917.7	17,387.8	-3.0%	-13.0%
Other deposits	399.6	928.3	440.2	-52.6%	10.1%
Non-interest bearing	20,375.4	18,846.0	17,828.0	-5.4%	-12.5%
Checking accounts	6,486.4	6,041.7	6,156.7	1.9%	-5.1%
Time deposits	60,524.8	85,133.4	85,946.1	1.0%	42.0%
Savings deposits	72,642.8	68,331.2	70,313.7	2.9%	-3.2%
Interest bearing	139,653.9	159,506.4	162,416.6	1.8%	16.3%
Customer deposits	160,029.3	178,352.4	180,244.5	1.1%	12.6%

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Of our total customer deposits as of June 30th, 2023, checking accounts represented 13.1%, time deposits 47.7%, savings accounts 39.0%, and other deposits 0.2%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco de Occidente showed the highest growth rate in customer deposits within our banking operation in Colombia, in line with gross loan growth.

Deposits / Bank ($)	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Banco de Bogotá	84,388.8	89,606.3	90,336.7	0.8%	7.0%
Banco de Occidente	38,737.3	46,703.8	46,515.2	-0.4%	20.1%
Banco Popular	23,205.6	24,904.7	24,347.5	-2.2%	4.9%
Banco AV Villas	14,494.7	13,929.9	14,642.5	5.1%	1.0%
Corficolombiana	5,936.9	6,719.7	7,220.9	7.5%	21.6%
Eliminations	(6,733.9)	(3,512.0)	(2,818.3)	-19.8%	-58.1%
Total Grupo Aval	160,029.3	178,352.4	180,244.5	1.1%	12.6%

Deposits / Bank (%)	2Q22	1Q23	2Q23
Banco de Bogotá	52.7%	50.2%	50.1%
Banco de Occidente	24.2%	26.2%	25.8%
Banco Popular	14.5%	14.0%	13.5%
Banco AV Villas	9.1%	7.8%	8.1%
Corficolombiana	3.7%	3.8%	4.0%
Eliminations	-4.2%	-2.0%	-1.6%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30th, 2023 borrowings from banks and other totaled Ps 28,039.3 billion, increasing 7.1% versus June 30th, 2022 and decreasing 17.3% versus March 31st, 2023.

2.1.3 Bonds issued

Total bonds issued as of June 30th, 2023 totaled Ps 25,424.8 billion and decreased 20.5% versus June 30th, 2022 and 7.0% versus March 31st, 2023. The maturity of Grupo Aval’s US$1 billion bond in September 2022 and Banco de Bogotá’s US$500 million bond in February 2023 explain the yearly performance. The quarterly decrease is mainly explained by the 10.1% appreciation of the Colombian Peso on our Us$ denominated bonds.

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3.	Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of June 30th, 2023 non-controlling interest was Ps 14,296.6 billion which increased by 4.1% versus June 30th, 2022 and 1.7% versus March 31st, 2023. Total non-controlling interest represents 46.5% of total equity as of 2Q23, compared to 46.5% in 1Q23 and 45.5% in 2Q22.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir (1)	75.8%	75.8%	75.8%	-	0
Corficolombiana	40.4%	40.5%	40.5%	-	13

4.	Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30th, 2023 was Ps 16,465.4 billion, showing an increase of 0.3% versus June 30th, 2022 and a 1.8% versus March 31st, 2023.

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Income Statement Analysis

Our net income attributable to the owners of the parent company for 2Q23 was Ps 166.2 billion.

Consolidated Statement of Income	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Interest income	4,286.7	7,008.3	7,154.6	2.1%	66.9%
Interest expense	2,312.3	5,459.5	5,579.1	2.2%	141.3%
Net interest income	1,974.4	1,548.8	1,575.5	1.7%	-20.2%
Loans and other accounts receivable	719.6	920.5	1,138.6	23.7%	58.2%
Other financial assets	(1.0)	(0.3)	(9.6)	N.A.	N.A.
Recovery of charged-off financial assets	(151.8)	(133.7)	(140.8)	5.3%	-7.3%
Net impairment loss on financial assets	566.8	786.5	988.3	25.7%	74.4%
Net income from commissions and fees	697.3	842.3	883.9	4.9%	26.8%
Gross profit from sales of goods and services	1,440.8	1,163.6	619.2	-46.8%	-57.0%
Net trading income	481.5	(81.3)	(783.1)	N.A.	-262.6%
Net income from other financial instruments mandatory at FVTPL	68.4	93.9	76.6	-18.5%	11.9%
Total other income	(544.7)	875.9	1,516.6	73.2%	N.A
Total other expenses	1,754.6	2,077.0	2,089.2	0.6%	19.1%
Net income before income tax expense	1,796.4	1,579.8	811.2	-48.7%	-54.8%
Income tax expense	564.3	532.6	350.6	-34.2%	-37.9%
Net income for the period of continued operations	1,232.1	1,047.3	460.6	-56.0%	-62.6%
Net income for the period of discontinued operations	154.0	-	-	N.A	-100.0%
Net income for the period	1,386.1	1,047.3	460.6	-56.0%	-66.8%
Non-controlling interest	710.6	622.2	294.4	-52.7%	-58.6%
Net income attributable to owners of the parent	675.5	425.1	166.2	-60.9%	-75.4%

1.	Net Interest Income

Net interest income	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Interest income
Commercial	1,824.8	3,382.1	3,623.3	7.1%	98.6%
Interbank and overnight funds	54.0	375.0	252.6	-32.6%	N.A.
Consumer	1,653.0	2,178.6	2,268.9	4.1%	37.3%
Mortgages and housing leases	335.5	408.4	412.4	1.0%	22.9%
Microcredit	15.9	17.3	17.5	1.3%	10.3%
Loan portfolio	3,883.2	6,361.4	6,574.9	3.4%	69.3%
Interests on investments in debt securities	403.5	646.9	579.7	-10.4%	43.7%
Total interest income	4,286.7	7,008.3	7,154.6	2.1%	66.9%
Interest expense
Checking accounts	28.6	62.5	71.6	14.6%	150.1%
Time deposits	759.7	2,216.4	2,519.9	13.7%	231.7%
Savings deposits	671.8	1,591.8	1,343.0	-15.6%	99.9%
Total interest expenses on deposits	1,460.2	3,870.6	3,934.4	1.6%	169.4%
Interbank borrowings and overnight funds	121.3	395.9	494.8	25.0%	N.A.
Borrowings from banks and others	169.6	487.7	456.1	-6.5%	169.0%
Bonds issued	515.8	562.6	561.1	-0.3%	8.8%
Borrowings from development entities	45.5	142.6	132.6	-7.0%	191.4%
Total interest expenses on financial obligations	852.2	1,588.9	1,644.7	3.5%	93.0%
Total interest expense	2,312.3	5,459.5	5,579.1	2.2%	141.3%
Net interest income	1,974.4	1,548.8	1,575.5	1.7%	-20.2%

14

Our net interest income decreased by 20.2% to Ps 1,575.5 billion for 2Q23 versus 2Q22 and increased by 1.7% versus 1Q23. The decrease versus 2Q22 was derived mainly from a 66.9% increase in total interest income offset by a 141.3% increase in total interest expense.

Our Net Interest Margin(*) was 3.4% for 2Q23, 3.7% for 1Q23, and 3.6% in 2Q22. Net Interest Margin on Loans was 4.0% for 2Q23, 3.6% for 1Q23, and 4.9% for 2Q22. On the other hand, our Net Investments Margin was 0.9% for 2Q23, 4.2% for 1Q23 and -1.3% for 2Q22.

2.	Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 74.4% to Ps 988.3 billion for 2Q23 versus 2Q22 and by 25.7% versus 1Q23.

Net impairment loss on financial assets	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Loans and other accounts receivable	719.6	920.5	1,138.6	23.7%	58.2%
Other financial assets	(1.0)	(0.3)	(9.6)	N.A.	N.A.
Recovery of charged-off financial assets	(151.8)	(133.7)	(140.8)	5.3%	-7.3%
Net impairment loss on financial assets	566.8	786.5	988.3	25.7%	74.4%

Our annualized gross cost of risk was 2.5% for 2Q23, 2.0% for 1Q23, and 1.8% for 2Q22. Net of recoveries of charged-off assets our ratio was 2.2% for 2Q23, 1.7% 1Q23, and 1.4% for 2Q22.

(*) Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 2.9% for 2Q23, 2.8% for 1Q23, and 4.0% for 2Q22 .

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3.	Non-interest income

Total non-interest income	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Income from commissions and fees
Banking fees(1)	584.3	664.4	675.3	1.6%	15.6%
Trust activities and management services	85.1	122.9	114.7	-6.7%	34.8%
Pension and severance fund management	199.0	250.0	271.4	8.6%	36.4%
Bonded warehouse services	44.5	47.3	47.5	0.4%	6.8%
Total income from commissions and fees	912.8	1,084.5	1,108.9	2.2%	21.5%
Expenses from commissions and fees	215.5	242.2	225.0	-7.1%	4.4%
Net income from commissions and fees	697.3	842.3	883.9	4.9%	26.8%

Income from sales of goods and services	3,231.6	2,927.5	2,675.8	-8.6%	-17.2%
Costs and expenses from sales of goods and services	1,790.8	1,763.8	2,056.6	16.6%	14.8%
Gross profit from sales of goods and services	1,440.8	1,163.6	619.2	-46.8%	-57.0%

Total trading investment income	(111.7)	591.0	392.1	-33.7%	N.A
Total derivatives income	593.2	(672.3)	(1,175.2)	74.8%	-298.1%
Net trading income	481.5	(81.3)	(783.1)	N.A.	-262.6%
Net income from other financial instruments mandatory at FVTPL	68.4	93.9	76.6	-18.5%	11.9%

Other income
Foreign exchange gains (losses), net	(702.5)	488.5	1,196.3	144.9%	270.3%
Net gain on sale of investments and OCI realization	(8.3)	27.5	32.6	18.4%	N.A
Gain on the sale of non-current assets held for sale	1.9	1.1	20.6	N.A.	N.A.
Income from non-consolidated investments(2)	93.2	214.5	101.8	-52.5%	9.2%
Net gains on asset valuations	12.5	0.0	(29.4)	N.A	N.A
Other income from operations	58.5	144.2	194.7	35.0%	232.6%
Total other income	(544.7)	875.9	1,516.6	73.2%	N.A

Total non-interest income	2,143.4	2,894.5	2,313.1	-20.1%	7.9%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1	Net income from commissions and fees

Net income from commissions and fees for 2Q23 totaled Ps 883.9 billion and increased by 26.8% versus 2Q22 and by 4.9% versus 1Q23. Income from commissions and fees increased by 21.5% to Ps 1,108.9 billion for 2Q23 versus 2Q22 and increased by 2.2% versus 1Q23.

Pension and severance fund management fees increased over the quarter due to higher contribution-based fees as wages increases are reflected in commissions charged by mandatory pension funds. Fees related to trust activities and portfolio management services decreased over the quarter because of lower performance-based fees.

3.2	Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 57.0% to Ps

619.2 billion for 2Q23 versus 2Q22 and 46.8% versus 1Q23. Income from the non-financial sector, specifically infrastructure, was negatively impacted by the effects of the US$60.6 million or Ps 253.0 billion resolution with the DOJ and SEC. In addition, results for infrastructure were lower on a quarterly basis due to i) softer monthly inflation metrics lowered interest income on financial assets, ii) negative impact of FX on concession arrangements assets with Dollar exposure, which is hedged with effect in other income from foreign exchange gains (losses), net and total derivatives income and iii) slower work progress in Covioriente due to unfavorable weather conditions.

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3.3	Net trading income and other income

Other income	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Total derivatives income	593.2	(672.3)	(1,175.2)	74.8%	298.1%

Foreign exchange gains (losses), net	(702.5)	488.5	1,196.3	144.9%	270.3%

Derivatives and foreign exchange gains (losses), net (1)	(109.3)	(183.7)	21.1	111.5%	119.3%

Net gains on asset valuations	12.5	0.0	(29.4)	N.A	N.A
Net income from other financial instruments mandatory at FVTPL	68.4	93.9	76.6	-18.5%	11.9%
Net gain on sale of investments and OCI realization	(8.3)	27.5	32.6	-18.4%	N.A
Gain on the sale of non-current assets held for sale	1.9	1.1	20.6	N.A.	N.A.
Income from non-consolidated investments	93.2	214.5	101.8	-52.5%	9.2%
Other income from operations	58.5	144.2	194.7	35.0%	232.6%

Total other income from operations	116.9	297.6	417.9	40.5%	257.4%

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

Total other income for 2Q23 totaled Ps 417.9 billion, the 257.4% yearly increase was due THE 270.3% increase in foreign exchange gains, net. The quarterly increase was 40.5% due to the 111.5% increase in derivative and foreign exchange losses, net, mainly explained by gains related with our non-financial sector as previously noted.

4.	Other expenses

Total other expenses for 2Q23 totaled Ps 2,089.2 billion and increased by 19.1% versus 2Q22, and by 0.6% versus 1Q23. Our efficiency ratio measured as total other expenses to total income was 53.7% in 2Q23, 46.7% in 1Q23 and 42.6% in 2Q22.

3.2% of the quarterly increase is explained by the resolutions with the U.S. agencies, 1.3% is related with dividends seasonality in 1Q23 and the remaining 2.4% increase was driven by the results from our non-financial sector. The ratio of annualized total other expenses as a percentage of average total assets was 2.8% for 2Q23 and 1Q23, and 2.6% for 2Q22.

5.	Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement was Ps 294.4 billion, showing a 58.6% decrease versus 2Q22 and 52.7% versus 1Q23. In addition, the ratio of non-controlling interest to income before non-controlling interest was 63.9% in 2Q23, 59.4% in 1Q23 and 51.3% in 2Q22.

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RISK MANAGEMENT

During the first quarter of 2023, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of December 2022, nor have new relevant risks been identified that merit disclosure as of March 31st , 2023, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular Jurídica «Registro Nacional de Valores y Emisores – RNVE.

Despite de above, it should be highlighted that the increased inflation registered since December 2021 (5.62%) up to 13.12% in December 2022, triggered Board of Directors of the Banco de la Republica, to raise the Monetary Policy Rate from 3% in December 2021 to 13.25% in May 2023. This represents a 1025 basis points increase in 17 months. Due to the demand for resources by the productive sectors of the economy, after the contraction in consumption and production as a result of the pandemic declared by the COVID-19 virus, the financial sector demanded more resources to fund its commercial activities, while meeting the short- and medium-term liquidity requirements.

The rate of adjustment of interest rates for funding instruments (time deposits, bonds, money market) resulted in a margins contraction for banks in Colombia. The magnitude of the contraction depends on each bank’s balance sheet structure and the degree of exposure to mismatch risks.

This situation also affects Grupo Aval’s banks in Colombia and the speed of return to desired margins will depend on the fulfillment of our strategic objectives and the stabilization of the local and international economic environment.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 2Q23, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 1Q23, that merit disclosure as of June 30th, 2023, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE

CORPORATE GOVERNANCE

In terms of Corporate Governance, during this quarter there have been no material changes that should be reported.

ESG

In terms of ESG, during this quarter there have been no material changes that should be reported.

18

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the second quarter of 2023. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of June 30th, 2023 totaled Ps 20,639.2 billion, decreasing 0.5% or Ps 104.3 billion versus March 31st, 2023 and increasing Ps 1,968.1 billion versus June 30th, 2022.

The annual variation is mainly explained by the credit operation disbursed to related parties in December 2022 and which as of June 30th, 2023 amounted to Ps 1,335.9 billion. Secondly, the increase in investments in subsidiaries and associates Ps 113.9 billion.

On a quarterly basis, the variation is mainly explained by the decrease in current accounts receivable from related parties, due the reduction of Ps 261.7 billion of dividends receivable and the decrease in non-current accounts receivable from related parties of 8.7% related to the FX movements on the Dollar denominated portion of the credit operation with related parties, the appreciation of the Colombian Peso in the quarter was 10.1%. The increase in investments in subsidiaries and associates of 1.5% or Ps 272.3 billion is related to the recognition of the equity method.

Liabilities

Total liabilities as of June 30th, 2023 totaled Ps 3,673.9 billion, decreasing 9.3% or Ps 377.0 billion versus March 31st, 2023 and increasing Ps 1,875.7 billion versus June 30th, 2022.

The annual variation is mainly explained by the increase of Ps 1,109.5 billion in the balance of financial obligations at amortized cost, mainly explained by the US$270 million loan entered into with Grupo Aval Limited (GAL) in December 2022 to fund a portion of the loan extended to related parties (as of June 30th, 2023, the loan with GAL amounted to Ps 1,113.5 billion) and (ii) the increase of Ps 758.9 billion in dividends payable as a result of the dividend declared by Grupo Aval on March 30th, 2023.

Regarding the quarterly variation, this is mainly explained by (i) a Ps 256.3 billion decrease of dividends payable and (ii) a Ps 126.5 billion decrease in the balance of dollar denominated debt with GAL, in line with the quarterly appreciation of the Colombian Peso. The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of March 30th, 2023.

19

Equity

As of June 30th, 2023, shareholders' equity was Ps 16,965.3, 0.5% more than that reported on June 30th, 2022 and increasing 1.6% or Ps 92.4 from the equity reported as of March 31st, 2022. This movement reflects mainly recognition of profits and equity method.

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 2Q23 we presented a net profit from continuing operations of Ps 159.6 billion, decreasing 61.6% versus 1Q23 and 77.0% versus 2Q22. The decrease in profits is explained by a lower equity method income. Our banking subsidiaries continue to experience challenges on their intermediation margins as a result of the rapid increase in the cost of funds. Net income for the quarter was negatively impacted by the effects on Grupo Aval’s net income of the US$24.5 million or Ps 102.5 billion resolution with the DOJ and SEC, which amounted to US$60.6 million and Ps 253.0 billion in Corficolombiana.

20

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,648.0 billion (Ps 509.2 billion of bank debt and Ps 1,138.8 billion of bonds denominated in Colombian pesos) as of June 30th 2023. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of June 30th 2023, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,223.2 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 519.2 billion of total liquid assets, a total gross indebtedness of Ps 5,871.2 billion and a net indebtedness of Ps 5,352.0 billion as of June 30th 2023. In addition to liquid assets, has Ps 1,327.9 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,182.0 billion in investments in AT1 instruments.

Total liquid assets as of June 30, 2023
Cash and cash equivalents	392.1
Fixed income investments	127.1
Total liquid assets	519.2

As of June 30th 2023 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.25x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Double leverage (1)	1.25x	1.27x	1.25x	-0.02	0.00
Net debt / Core earnings (2)(3)	5.66x	6.21x	3.48x	-2.73	-2.18
Net debt / Cash dividends (2)(3)	14.36x	14.73x	5.14x	-9.59	-9.21
Core Earnings / Interest Expense (2)	1.78x	2.06x	3.43x	1.36	1.65

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

21

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q22	1Q23	2Q23	Δ
				2Q23 vs. 1Q23	2Q23 vs. 2Q22

Cash and cash equivalents	21,441.1	19,327.8	19,195.7	-0.7%	-10.5%

Investment and trading assets
Debt securities	3,980.0	5,145.6	5,323.3	3.5%	33.8%
Equity securities	5,022.2	6,525.1	6,018.7	-7.8%	19.8%
Derivative assets	1,886.3	1,914.8	1,914.1	0.0%	1.5%
Trading assets	10,888.4	13,585.5	13,256.1	-2.4%	21.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	1.4	1.4	0.0%	N.A
Investments in securities at FVOCI	23,108.5	22,178.1	23,089.9	4.1%	-0.1%
Investments in debt securities at AC	8,582.0	9,789.6	9,738.4	-0.5%	13.5%
Investment securities	31,690.5	31,969.1	32,829.6	2.7%	3.6%
Hedging derivatives assets	49.1	35.1	69.4	97.8%	41.5%

Gross loans
Commercial loans	97,950.2	110,049.8	109,288.9	-0.7%	11.6%
Commercial loans	95,946.0	106,129.9	106,350.8	0.2%	10.8%
Interbank & overnight funds	2,004.1	3,920.0	2,938.1	-25.0%	46.6%
Consumer loans	54,481.2	60,186.9	60,033.8	-0.3%	10.2%
Mortgages loans	15,883.6	18,026.1	17,756.5	-1.5%	11.8%
Microcredit loans	278.6	267.6	268.5	0.3%	-3.6%
Total gross loans	168,593.6	188,530.4	187,347.7	-0.6%	11.1%
Loss allowance	(8,941.7)	(9,427.5)	(9,435.2)	0.1%	5.5%
Total loans, net	159,651.9	179,102.9	177,912.5	-0.7%	11.4%

Other accounts receivable, net	20,799.0	24,384.5	24,200.3	-0.8%	16.4%
Non-current assets held for sale	144.9	100.1	117.5	17.4%	-18.9%
Investments in associates and joint ventures	4,882.0	1,191.4	1,211.4	1.7%	-75.2%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,615.9	4,695.6	4,597.2	-2.1%	-0.4%
Right-of-use assets	1,336.9	1,382.7	1,338.9	-3.2%	0.2%
Investment properties	923.9	956.5	959.8	0.4%	3.9%
Biological assets	167.2	213.1	217.6	2.1%	30.1%
Tangible assets	7,043.9	7,247.8	7,113.6	-1.9%	1.0%

Goodwill	2,234.9	2,232.2	2,215.2	-0.8%	-0.9%
Concession arrangement rights	12,032.2	13,536.2	13,558.6	0.2%	12.7%
Other intangible assets	1,769.2	2,082.7	2,176.3	4.5%	23.0%
Intangible assets	16,036.3	17,851.1	17,950.1	0.6%	11.9%

Current	1,346.2	1,950.1	2,363.9	21.2%	75.6%
Deferred	1,610.5	1,525.4	1,318.2	-13.6%	-18.1%
Income tax assets	2,956.7	3,475.5	3,682.1	5.9%	24.5%

Other assets	527.2	607.4	523.1	-13.9%	-0.8%
Total assets	276,111.0	298,878.2	298,061.6	-0.3%	7.9%

Trading liabilities	1,893.8	1,517.6	1,859.9	22.6%	-1.8%
Hedging derivatives liabilities	5.8	5.6	8.9	59.6%	52.2%

Customer deposits	160,029.3	178,352.4	180,244.5	1.1%	12.6%
Checking accounts	26,462.1	23,959.4	23,544.5	-1.7%	-11.0%
Time deposits	60,524.8	85,133.4	85,946.1	1.0%	42.0%
Savings deposits	72,642.8	68,331.2	70,313.7	2.9%	-3.2%
Other deposits	399.6	928.3	440.2	-52.6%	10.1%
Financial obligations	68,653.7	70,038.5	66,923.9	-4.4%	-2.5%
Interbank borrowings and overnight funds	10,499.9	8,799.8	13,459.9	53.0%	28.2%
Borrowings from banks and others	22,945.6	29,346.9	23,916.9	-18.5%	4.2%
Bonds issued	31,973.1	27,352.4	25,424.8	-7.0%	-20.5%
Borrowings from development entities	3,235.0	4,539.5	4,122.4	-9.2%	27.4%
Total financial liabilities at amortized cost	228,683.0	248,390.9	247,168.4	-0.5%	8.1%

Legal related	217.1	228.0	237.4	4.1%	9.3%
Other provisions	858.9	914.0	790.7	-13.5%	-7.9%
Provisions	1,076.0	1,142.0	1,028.1	-10.0%	-4.5%

Current	109.0	319.8	118.7	-62.9%	8.9%
Deferred	4,522.2	5,244.3	5,457.9	4.1%	20.7%
Income tax liabilities	4,631.3	5,564.2	5,576.6	0.2%	20.4%
Employee benefits	846.3	886.9	842.4	-5.0%	-0.5%
Other liabilities	8,825.3	11,144.0	10,815.3	-2.9%	22.5%
Total liabilities	245,961.5	268,651.1	267,299.6	-0.5%	8.7%

Equity attributable to owners of the parent	16,420.0	16,175.7	16,465.4	1.8%	0.3%
Non-controlling interest	13,729.6	14,051.3	14,296.6	1.7%	4.1%
Total equity	30,149.6	30,227.0	30,762.0	1.8%	2.0%

Total liabilities and equity	276,111.0	298,878.2	298,061.6	-0.3%	7.9%

22

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2022	YTD 2023	Δ	2Q22	1Q23	2Q23	Δ
			2023 vs. 2022				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Interest income
Loan portfolio	7,263.0	12,936.3	78.1%	3,883.2	6,361.4	6,574.9	3.4%	69.3%
Interests on investments in debt securities	783.5	1,226.6	56.6%	403.5	646.9	579.7	-10.4%	43.7%
Total interest income	8,046.5	14,162.9	76.0%	4,286.7	7,008.3	7,154.6	2.1%	66.9%

Interest expense
Checking accounts	58.5	134.0	129.1%	28.6	62.5	71.6	14.6%	150.1%
Time deposits	1,303.9	4,736.2	N.A.	759.7	2,216.4	2,519.9	13.7%	N.A.
Savings deposits	1,079.8	2,934.7	171.8%	671.8	1,591.8	1,343.0	-15.6%	99.9%
Total interest expenses on deposits	2,442.2	7,805.0	N.A.	1,460.2	3,870.6	3,934.4	1.6%	169.4%

Interbank borrowings and overnight funds	197.7	890.8	N.A.	121.3	395.9	494.8	25.0%	N.A.
Borrowings from banks and others	294.0	943.9	N.A.	169.6	487.7	456.1	-6.5%	169.0%
Bonds issued	982.7	1,123.7	14.4%	515.8	562.6	561.1	-0.3%	8.8%
Borrowings from development entities	74.9	275.3	N.A.	45.5	142.6	132.6	-7.0%	191.4%
Total interest expenses on financial obligations	1,549.3	3,233.6	108.7%	852.2	1,588.9	1,644.7	3.5%	93.0%
Total interest expense	3,991.5	11,038.6	176.6%	2,312.3	5,459.5	5,579.1	2.2%	141.3%
Net interest income	4,055.0	3,124.3	-23.0%	1,974.4	1,548.8	1,575.5	1.7%	-20.2%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	1,526.9	2,059.1	34.9%	719.6	920.5	1,138.6	23.7%	58.2%
Other financial assets	18.0	(9.9)	-155.0%	(1.0)	(0.3)	(9.6)	N.A.	N.A.
Recovery of charged-off financial assets	(282.6)	(274.5)	-2.9%	(151.8)	(133.7)	(140.8)	5.3%	-7.3%
Net impairment loss on financial assets	1,262.2	1,774.8	40.6%	566.8	786.5	988.3	25.7%	74.4%
Net interest income, after impairment losses	2,792.7	1,349.5	-51.7%	1,407.6	762.3	587.2	-23.0%	-58.3%

Income from commissions and fees
Banking fees(1)	1,148.9	1,339.6	16.6%	584.3	664.4	675.3	1.6%	15.6%
Trust activities	169.0	237.6	40.6%	85.1	122.9	114.7	-6.7%	34.8%
Pension and severance fund management	502.6	521.3	3.7%	199.0	250.0	271.4	8.6%	36.4%
Bonded warehouse services	87.4	94.8	8.5%	44.5	47.3	47.5	0.4%	6.8%
Income from commissions and fees	1,907.9	2,193.4	15.0%	912.8	1,084.5	1,108.9	2.2%	21.5%
Expenses from commissions and fees	500.5	467.2	-6.7%	215.5	242.2	225.0	-7.1%	4.4%
Net income from commissions and fees	1,407.4	1,726.2	22.7%	697.3	842.3	883.9	4.9%	26.8%

Income from sales of goods and services	5,899.5	5,603.3	-5.0%	3,231.6	2,927.5	2,675.8	-8.6%	-17.2%
Costs and expenses from sales of goods and services	3,438.1	3,820.4	11.1%	1,790.8	1,763.8	2,056.6	16.6%	14.8%
Gross profit from sales of goods and services	2,461.4	1,782.9	-27.6%	1,440.8	1,163.6	619.2	-46.8%	-57.0%

Total trading investment income	(130.0)	983.1	N.A	(111.7)	591.0	392.1	-33.7%	N.A
Total derivatives income	324.1	(1,847.5)	N.A	593.2	(672.3)	(1,175.2)	74.8%	N.A
Net trading income	194.1	(864.4)	N.A	481.5	(81.3)	(783.1)	N.A.	N.A
Net income from other financial instruments mandatory at FVTPL	142.3	170.5	19.8%	68.4	93.9	76.6	-18.5%	11.9%

Other income
Foreign exchange gains (losses), net	(333.3)	1,684.8	N.A	(702.5)	488.5	1,196.3	144.9%	N.A
Net gain on sale of investments and OCI realization	(10.9)	60.1	N.A	(8.3)	27.5	32.6	18.4%	N.A
Gain on the sale of non-current assets held for sale	5.8	21.6	N.A.	1.9	1.1	20.6	N.A.	N.A.
Income from non-consolidated investments(2)	296.5	316.3	6.7%	93.2	214.5	101.8	-52.5%	9.2%
Net gains on asset valuations	12.8	(29.4)	N.A	12.5	0.0	(29.4)	N.A	N.A
Other income from operations	277.7	338.9	22.0%	58.5	144.2	194.7	35.0%	N.A.
Total other income	248.6	2,392.4	N.A.	(544.7)	875.9	1,516.6	73.2%	N.A

Other expenses
Loss on the sale of non-current assets held for sale	0.3	0.4	35.5%	(0.0)	0.2	0.2	14.2%	N.A
Personnel expenses	1,353.2	1,555.3	14.9%	673.2	773.4	781.9	1.1%	16.2%
General and administrative expenses	1,671.7	2,175.4	30.1%	873.8	1,087.2	1,088.2	0.1%	24.5%
Depreciation and amortization	316.4	338.4	7.0%	160.8	166.6	171.8	3.1%	6.8%
Impairment loss on other assets	12.0	0.3	-97.6%	1.5	0.4	(0.1)	-123.3%	-105.7%
Other operating expenses	80.5	96.4	19.8%	45.3	49.2	47.2	-4.2%	4.1%
Total other expenses	3,434.0	4,166.2	21.3%	1,754.6	2,077.0	2,089.2	0.6%	19.1%

Net income before income tax expense	3,812.6	2,391.0	-37.3%	1,796.4	1,579.8	811.2	-48.7%	-54.8%
Income tax expense	1,197.2	883.1	-26.2%	564.3	532.6	350.6	-34.2%	-37.9%
Net income for the period of continued operations	2,615.3	1,507.8	-42.3%	1,232.1	1,047.3	460.6	-56.0%	-62.6%
Net income for the period of discontinued operations	1,751.5	-	-100.0%	154.0	-	-	N.A	-100.0%
Net income for the period	4,366.8	1,507.8	-65.5%	1,386.1	1,047.3	460.6	-56.0%	-66.8%

Net income for the period attibutable to:

Non-controlling interest	1,961.6	916.5	-53.3%	710.6	622.2	294.4	-52.7%	-58.6%

Net income attributable to owners of the parent	2,405.2	591.3	-75.4%	675.5	425.1	166.2	-60.9%	-75.4%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

23

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	2Q22	1Q23		2Q23	Δ
					2Q23 vs. 1Q23	2Q23 vs. 2Q22

Current assets

Cash and cash equivalents	140.5	166.1		178.2	7.3%	26.9%
Trading securities	0.7	0.2		0.2	2.6%	-70.9%
Accounts receivable from related parties	278.6	1,029.9		768.5	-25.4%	175.8%
Taxes paid in advance	4.9	6.9		6.0	-13.4%	20.9%
Other accounts receivable	0.2	0.0		0.0	-50.0%	-95.5%
Other non-financial assets	0.0	0.1		0.1	0.0%	130.2%
Total current assets	424.9	1,203.1		952.9	-20.8%	124.3%

Non-current Assets
Investments in subsidiaries and associates	18,241.1	18,082.6		18,354.9	1.5%	0.6%
Accounts receivable from related parties	0.0	1,454.4		1,327.9	-8.7%	N.A
Property and equipment, net	4.9	3.2		3.2	-2.7%	-35.3%
Deferred tax assets	0.3	0.1		0.3	104.0%	-9.0%
Total non-current Assets	18,246.2	19,540.4		19,686.3	0.7%	7.9%
Total assets	18,671.1	20,743.5		20,639.2	-0.5%	10.5%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	343.8	21.0	#	1,148.1	N.A	N.A.
Outstanding bonds at amortized cost	11.5	14.3	#	14.3	0.0%	23.7%
Accounts payable	114.4	1,129.6	#	873.3	-22.7%	N.A.
Employee benefits	2.2	2.3	#	2.4	2.5%	8.5%
Tax liabilities	11.1	8.6	#	15.4	78.1%	39.1%
Other non-financial liabilities	1.2	1.2	#	1.2	0.0%	0.0%
Total current liabilities	484.2	1,177.1		2,054.7	74.6%	N.A.

Long-term liabilities
Borrowings at amortized cost	189.5	1,749.3		494.7	-71.7%	161.1%
Outstanding bonds	1,124.5	1,124.5		1,124.5	0.0%	0.0%
Total long-term liabilities	1,314.0	2,873.8		1,619.2	-43.7%	23.2%
Total liabilities	1,798.2	4,050.9		3,673.9	-9.3%	104.3%

Shareholders' equity
Subscribed and paid capital	23.7	23.7		23.7	0.0%	0.0%
Additional paid-in capital	9,695.2	9,695.2		9,695.2	0.0%	0.0%
Retained earnings	5,979.8	7,469.6		7,457.2	-0.2%	24.7%
Earnings from first-time adoption	0.0	0.0		0.0	N.A	N.A
Net income	2,426.1	415.9		575.5	38.4%	-76.3%
Other equity accounts	-1,252.0	-911.9		-786.4	-13.8%	-37.2%
Total shareholders' equity	16,872.9	16,692.6		16,965.3	1.6%	0.5%

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	YTD 2022	YTD 2023	Δ	2Q22	1Q23	2Q23	Δ
			2023 vs. 2022				2Q23 vs. 1Q23	2Q23 vs. 2Q22
Operating revenue
Equity method income, net	1,314.3	571.0	-56.6%	683.6	412.5	158.6	-61.6%	-76.81%
Other revenue from ordinary activities	145.4	234.4	61.2%	73.1	116.6	117.8	1.0%	61.21%
Total operating revenue	1,459.7	805.4	-44.8%	756.7	529.1	276.3	-47.8%	-63.5%

Expenses, net
Administrative expenses	54.3	38.7	-28.8%	21.7	18.7	20.0	6.7%	-8.15%
Other expenses	0.9	-0.2	-123.3%	0.9	-0.1	-0.1	13.1%	-112.56%
Losses from exchange differences	-0.4	0.3	-183.2%	0.5	-0.1	0.5	N.A	4.19%
Operating income	1,404.1	766.6	-45.4%	733.6	510.4	256.0	-49.8%	-65.1%

Financial expenses	76.8	165.3	115.2%	42.8	81.5	83.8	2.8%	95.78%

Earnings before taxes	1,327.3	601.3	-54.7%	690.8	428.8	172.2	-59.8%	-75.1%
Income tax expense	1.9	25.8	N.A.	-3.8	13.2	12.6	-4.1%	N.A
								N.A
Net income from continuing operations	1,325.4	575.5	-56.6%	694.6	415.7	159.6	-61.6%	-77.0%

Discontinued operations
Equity method income from discontinued operations	1,100.7	0.0	-100.0%	0.0	0.0	0.0	N.A	N.A
Income from discontinued operations	1,100.7	0.0	-100.0%	0.0	0.0	0.0	N.A	N.A

Net income	2,426.1	575.3	-76.3%	694.6	415.7	159.6	-61.6%	-77.0%

24

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

25

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Financial Planning and Investor Relations Senior Manager

Tel: +571 743 32 22 x 23400

E-mail: nnorena@grupoaval.com

Simón Franky

Strategic Planning and Investor Relations Director

Tel601 743 32 22 x 23351

Email sfranky@grupoaval com

Silvana Palacio

Investor Relations Analyst

Tel601 743 32 22 x 2337

Email mpalacio@grupoaval com

26

EXHIBIT 1

CONSOLIDATED FINANCIAL STATEMENTS

KPMG S.A.S. Calle 90 No. 19c - 74 Bogotá D.C. - Colombia	Phone	+57 (601) 618 8000 +57 (601) 618 8100 www.kpmg.com/co

(FREE TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN SPANISH)

STATUTORY AUDITOR'S REPORT ON THE

EXTENSIBLE BUSINESS REPORTING LANGUAGE (XBRL) REPORT

To the Shareholders

Grupo Aval Acciones y Valores S.A.,

Introduction

I have reviewed the eXtensible Business Reporting Language (XBRL) Report as of June 30, 2023 of Grupo Aval Acciones y Valores S.A. and Subsidiaries (the Group), which incorporates the following consolidated interim financial information:

•	the consolidated statement of financial position as at June 30, 2023;

•	the consolidated statement of income for the three- and six-month periods ended June 30, 2023;

•	the consolidated statement of other comprehensive income for the three- and six-month periods ended June 30, 2023;

•	the consolidated statement of changes in equity for the six-month period ended June 30, 2023;

•	the consolidated statement of cash flows for the six-month period ended June 30, 2023; and

•	the notes to the report.

The Management is responsible for the preparation and presentation of this Report in eXtensible Business Reporting Language (XBRL) that incorporates the consolidated interim financial information in accordance with International Accounting Standard 34 (IAS 34) - Interim Financial Reporting contained in the Accounting and Financial Reporting Standards accepted in Colombia, and for the presentation of said Report in XBRL as instructed by the Financial Superintendence of Colombia. My responsibility is to express a conclusion on the aforementioned Report that incorporates the consolidated interim financial information, based on my review.

Scope of the Review

I have conducted my review in accordance with International Standard on Review Engagements 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", included in the Information Assurance Standards accepted in Colombia. A review of interim financial information consists of making inquiries, mainly with the persons responsible for financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is substantially less than that of an audit performed in accordance with International Standards on Auditing accepted in Colombia and, consequently, does not allow me to obtain assurance that I am aware of all significant matters that I could have identified in an audit. Accordingly, I do not express an audit opinion.

© 2023 KPMG S.A.S., a Colombian joint-stock simplified corporation and member of the global organization of independent member firms of KPMG International Limited, a private English entity limited by guarantee. All rights reserved.

KPMG S.A.S. Tax ID.: 860.000.846-4

Conclusion

Based on my review, nothing has come to my attention that causes me to believe that the XBRL Report, which incorporates the consolidated interim financial information of the Group as of June 30, 2023 has not been prepared, in all material respects, in accordance with International Accounting Standard 34 (IAS 34) - Interim Financial Reporting contained in the Accounting and Financial Reporting Standards accepted in Colombia, and the instructions of the Financial Superintendence of Colombia.

(Original file signed)

Diana Alexandra Rozo Muñoz

Statutory Auditor of Grupo Aval Acciones y Valores S.A.

Registration 120741-T

Member of KPMG S.A.S.

August 14, 2023

KPMG S.A.S. Calle 90 No. 19c - 74 Bogotá D.C. - Colombia	Phone	+57 (601) 618 8000 +57 (601) 618 8100 www.kpmg.com/co

(FREE TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN SPANISH)

STATUTORY AUDITOR’S REPORT ON THE REVIEW OF THE CONDENSED SEPARATE INTERIM FINANCIAL

INFORMATION

To the Shareholders

Grupo Aval Acciones y Valores S.A.,

Introduction

I have reviewed the accompanying condensed separate interim financial information as of June 30, 2023 of Grupo Aval Acciones y Valores S.A. (the Company), which comprises:

•	the condensed separate statement of financial position as at June 30, 2023;

•	the condensed separate statement of income for the three- and six-month periods ended June 30, 2023;

•	the condensed separate statement of other comprehensive income for the three- and six-month periods ended June 30, 2023;

•	the condensed separate statement of changes in equity for the six-month period ended June 30, 2023;

•	the condensed separate statement of cash flows for the six-month period ended June 30, 2023; and

•	the notes to the condensed financial information.

The Management is responsible for the preparation and fair presentation of this condensed separate interim financial information in accordance with International Accounting Standard 34 (IAS 34) - Interim Financial Information contained in the Accounting and Financial Reporting Standards accepted in Colombia. My responsibility is to express a conclusion on this condensed separate interim financial information based on my review.

Scope of the Review

I have conducted my review in accordance with International Standard on Review Engagements 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", included in the Information Assurance Standards accepted in Colombia. A review of condensed separate interim financial information consists of making inquiries, mainly with the persons responsible for financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is substantially less than that of an audit performed in accordance with International Standards on Auditing accepted in Colombia and, consequently, does not allow me to obtain assurance that I am aware of all significant matters that I could have identified in an audit. Accordingly, I do not express an audit opinion.

Conclusion

© 2023 KPMG S.A.S., a Colombian joint-stock simplified corporation and member of the global organization of independent member firms of KPMG International Limited, a private English entity limited by guarantee. All rights reserved.

KPMG S.A.S. Tax ID.: 860.000.846-4

Based on my review, nothing has come to my attention that causes me to believe that the accompanying condensed separate interim financial information of the Group as of June 30, 2023 has not been prepared, in all material respects, in accordance with International Accounting Standard 34 (IAS 34) - Interim Financial Reporting contained in the Accounting and Financial Reporting Standards accepted in Colombia.

(Original file signed)

Diana Alexandra Rozo Muñoz

Statutory Auditor of Grupo Aval Acciones y Valores S.A.

Registration 120741-T

Member of KPMG S.A.S.

August 14, 2023

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Financial Position

(Amounts expressed in millions of Colombian pesos)

	Notes	June 30, 2023		December 31, 2022
Assets
Cash and cash equivalents		Ps.	19,195,667	Ps.	17,032,857
Trading assets			13,256,089		11,841,407
Investment securities			32,829,631		33,674,477
Hedging derivative assets	4		69,427		20,854
Loans, net	4		177,912,548		179,115,847
Other accounts receivable, net	4		24,200,326		23,380,573
Non-current assets held for sale			117,544		92,830
Investments in associates and joint ventures	6		1,211,400		1,423,343
Tangible assets	7		7,113,576		7,235,441
Concessions arrangements rights	8		13,558,614		13,242,706
Goodwill	9		2,215,172		2,248,217
Other Intangibles			2,176,317		2,040,158
Income tax assets			3,682,128		3,633,876
Other assets			523,135		608,650
Total assets		Ps.	298,061,574	Ps.	295,591,236

Liabilities and equity
Liabilities

Trading liabilities	4	Ps.	1,859,861	Ps.	1,757,606
Hedging derivative liabilities	4		8,868		3,568
Customer deposits	4		180,244,522		173,341,149
Financial obligations	4		66,923,900		72,116,775
Provisions	11		1,028,066		1,227,171
Income tax liabilities			5,576,624		5,291,487
Employee benefits	12		842,400		890,019
Other liabilities	13		10,815,317		10,141,802
Total liabilities		Ps.	267,299,558	Ps.	264,769,577

Equity
Owners of the parent:
Subscribed and paid-in capital		Ps.	23,744	Ps.	23,744
Additional paid-in capital			9,571,374		9,571,374
Retained earnings			7,584,503		8,018,417
Other comprehensive income			(714,174)		(1,146,565)
Equity attributable to owners of the parent			16,465,447		16,466,970
Non-controlling interest			14,296,569		14,354,689
Total equity			30,762,016		30,821,659
Total liabilities and equity		Ps.	298,061,574	Ps.	295,591,236

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Income

(Amounts expressed in millions of Colombian pesos)

		For the three-months periods ended June 30,				For the six-months periods ended June 30,
	Notes	2023		2022		2023		2022 (1)
Continuing operations
Interest income	4	Ps.	7,154,573	Ps.	4,286,674	Ps.	14,162,897	Ps.	8,046,465
Interest expense	4		(5,579,086)		(2,312,320)		(11,038,587)		(3,991,500)
Net interest income			1,575,487		1,974,354		3,124,310		4,054,965

Net impairment loss on financial assets			(988,285)		(566,799)		(1,774,774)		(1,262,221)
Net interest income, after impairment losses			587,202		1,407,555		1,349,536		2,792,744

Income from commissions and fees			1,108,866		912,818		2,193,396		1,907,893
Expenses from commissions and fees			(224,977)		(215,488)		(467,204)		(500,524)
Net income from commissions and fees	16		883,889		697,330		1,726,192		1,407,369

Income from sales of goods and services			2,675,797		3,231,601		5,603,278		5,899,491
Costs and expenses of sales goods and services			(2,056,571)		(1,790,801)		(3,820,414)		(3,438,097)
Gross profit from sales of goods and services	16		619,226		1,440,800		1,782,864		2,461,394

Net trading loss	17		(783,145)		481,492		(864,425)		194,147
Net income from other financial instruments mandatorily at fair value through profit or loss			76,579		68,429		170,528		142,337
	6		-		0		0		0
Other income	18		1,516,570		(390,668)		2,392,442		402,616
Other expenses	18		(2,089,168)		(1,754,564)		(4,166,180)		(3,434,041)

Net income before tax expense			811,153		1,950,374		2,390,957		3,966,566
Income tax expense	10		(350,561)		(564,290)		(883,112)		(1,197,240)
Net income from continuing operations		Ps.	460,592	Ps.	1,386,084	Ps.	1,507,845	Ps.	2,769,326

Discontinued operations
Net income from discontinued operations, net of tax	(1)	Ps.	-	Ps.	-	Ps.	-	Ps.	1,597,512

Net income		Ps.	460,592	Ps.	1,386,084	Ps.	1,507,845	Ps.	4,366,838

Net income attributable to owners of the parent
Net income for the period from continuing operations			166,211		675,488		591,300		1,307,119
Net income for the period from discontinued operations, net of tax	(1)		-		-		-		1,098,073
Owners of the parent		Ps.	166,211	Ps.	675,488	Ps.	591,300	Ps.	2,405,192

Net income attributable to non-controlling interests
Net income for the period from continuing operations			294,381		710,596		916,545		1,462,207
Net income for the period from discontinued operations, net of tax	(1)		-		-		-		499,439
Non-controlling interests		Ps.	294,381	Ps.	710,596	Ps.	916,545	Ps.	1,961,646

Net Income		Ps.	460,592	Ps.	1,386,084	Ps.	1,507,845	Ps.	4,366,838

Net income per share basic and diluted (in Colombian pesos)	14	Ps.	7.00	Ps.	29.65	Ps.	24.90	Ps.	106.75

(1)	See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Other Comprehensive Income

(Amounts expressed in millions of Colombian pesos)

		For the three-months periods ended June 30,				For the six-months periods ended June 30,
	Notes	2023		2022		2023		2022

Net income		Ps.	460,592	Ps.	1,386,084	Ps.	1,507,845	Ps.	4,366,838

Other comprehensive income
Items that may be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations
Foreign currency translation differences from hedged foreign operations	5		(383,011)		673,207		(506,163)		(6,832,516)
Hedging derivative instrument	5		0		(881)		0		4,051,829
Hedging non-derivative instrument	5		361,940		(567,720)		482,180		2,589,366
Cash flow hedges			4,868		1,460		1,754		(4,242)
Foreign currency translation differences from unhedged foreign operations			(168,084)		113,746		(233,158)		1,146,612
Investments in associates and joint ventures			(27,119)		(124,896)		(26,525)		(128,427)
Unrealized (losses) gains on securities at FVOCI			503,528		(780,321)		1,238,689		(1,913,292)
Income tax			(318,349)		349,477		(563,288)		(2,027,578)
			(26,227)		(335,928)	Ps.	393,489	Ps.	(3,118,248)

Items that will not be reclassified to profit or loss
Transfer from owner-occupied property to investment property			0		199		0		199
Gains (Losses) unrealized on equity securities at FVOCI			131,172		(260,883)		77,462		(282,946)
Actuarial (losses) gains from defined benefit pension plans			(19,923)		46,782		(19,924)		80,409
Income tax			6,852		(20,287)		6,830		(31,245)
			118,101		(234,189)	Ps.	64,368	Ps.	(233,583)

Other comprehensive income, net of taxes			91,874		(570,117)		457,857		(3,351,831)
Total comprehensive income, net of taxes		Ps.	552,466	Ps.	815,967	Ps.	1,965,702	Ps.	1,015,007

Total comprehensive income for the periods attributable to:
Owners of the parent		Ps.	299,883	Ps.	293,739		1,023,691		153,656
Non-controlling interest			252,583		522,228		942,011		861,351
		Ps.	552,466	Ps.	815,967	Ps.	1,965,702	Ps.	1,015,007

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Consolidated Statement of Changes in Equity for the six-month periods ended June 30, 2023 and 2022 (Amounts expressed in millions of Colombian pesos)

	Subscribed and paid-in capital		Additional paid – in capital		Appropriated retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non-controlling interest (NCI)		Total equity
Balance as of December 31, 2021	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,391	Ps.	1,117,182	Ps.	23,013,653	Ps.	16,457,994	Ps.	39,471,647
Issuance of shares		1,463		1,082,307		—		—		1,083,770		572,136		1,655,906
Dividends declared in cash		—		—		(1,083,770)		—		(1,083,770)		(572,007)		(1,655,777)
Dividends declared in cash		—		—		(119,405)		—		(119,405)		(550,390)		(669,795)
Equity transactions		—		13,241		—		—		13,241		(13,241)		—
Spin Off(1)		—		—		(6,638,961)		—		(6,638,961)		(3,019,613)		(9,658,574)
Effect of realization of equity instruments(1)		—		—		(5,432)		—		(5,432)		(6,093)		(11,525)
Other comprehensive income		—		—		—		(2,251,536)		(2,251,536)		(1,100,295)		(3,351,831)
Withholding Tax over dividends		—		—		3,212		—		3,212		(543)		2,669
Net income		—		—		2,405,192		—		2,405,192		1,961,646		4,366,838
Balance as of June 30, 2022	Ps.	23,744	Ps.	9,586,347	Ps.	7,944,227	Ps.	(1,134,354)	Ps.	16,419,964	Ps.	13,729,594	Ps.	30,149,558

		Subscribed and paid-in capital		Additional paid – in capital		Appropriated retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non-controlling interest (NCI)		Total equity
Balance as of December 31, 2022	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	(1,146,565)	Ps.	16,466,970	Ps.	14,354,689	Ps.	30,821,659
Issuance of shares		—		—		—		—		—		—		—
Dividends declared in cash		—		—		(1,025,718)		—		(1,025,718)		(1,014,789)		(2,040,507)
Other comprehensive income		—		—		—		432,391		432,391		25,466		457,857
Withholding Tax over dividends		—		—		504		—		504		14,658		15,162
Net income		—		—		591,300		—		591,300		916,545		1,507,845
Balance as of June 30, 2023	Ps.	23,744	Ps.	9,571,374	Ps.	7,584,503	Ps.	(714,174)	Ps.	16,465,447	Ps.	14,296,569	Ps.	30,762,016

(1) See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

…	Notes	June 30, 2023		June 30, 2022 (1)
Cash flows from operating activities:
Net income before income tax		Ps.	2,390,957	Ps.	3,966,566
Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation and amortization	16-18		562,169		533,926
Impairment losses of loans and receivables, net	4-16		2,089,746		1,551,680
Net income in concession agreements			(2,222,425)		(2,648,074)
Net interest income			(3,124,310)		(4,054,965)
Sales of non-current assets held for sale, net			(21,193)		(5,517)
Gain on sales of tangible assets			(101,106)		(14,967)
Foreign exchange losses	18		(1,684,847)		333,290
Share of profit of equity accounted investees, net of tax	18		(194,276)		(341,888)
Dividends caused	18		(122,046)		(108,630)

Fair value adjustments on:
Derivatives	17		1,847,476		(324,107)
Non-current assets held for sale			(142)		158
Investment property			32,497		(13,379)
Biological assets			(7,284)		(9,050)

Changes in operating assets and liabilities:
Derivatives			(1,675,141)		429,022
Trading assets			(1,306,429)		668,252
Accounts receivable			(1,038,184)		99,908
Other assets			(72,588)		(24,129)
Other liabilities and provisions			(428,869)		(208,182)
Employee benefit			(139,822)		(49,363)
Loan portfolio			(11,753,255)		(12,267,881)
Customer deposits			10,328,635		11,308,833
Interbank borrowings and overnight funds			4,353,468		251,330
Borrowings from development entities			(257,965)		1,845
Borrowings from banks			(3,433,623)		3,874,364

Interest received			19,347,490		7,157,283
Interest paid			(9,983,489)		(3,779,107)
Lease interest			(87,908)		(74,927)
Income tax payments			(1,335,382)		(982,108)
Net cash provided by operating activities		Ps.	1,962,154	Ps.	5,270,183

Cash flows from investing activities:
Purchases of amortized cost financial assets		Ps.	(4,254,988)	Ps.	(3,751,243)
Redemptions of amortized cost financial assets			4,365,996		3,439,631
Purchases of FVOCI			(8,210,405)		(5,752,138)
Proceeds from sales of FVOCI			9,956,352		6,990,738
Acquisition of associates investment and join ventures			—		(2,667)
Purchases tangible assets			(247,840)		(165,664)
Proceeds from sales of property, plant and equipment			66,574		79,749
Proceeds from sales of non-current assets held for sale			22,150		17,590
Additions of concession arrangement rights			1,074,882		(496,085)
Additions of other intangible assets			(215,357)		(216,687)
Dividends received			283,857		272,264
(Decrease) to deconsolidation of subsidiaries			—		(17,570,390)
Net cash provided (used) in by investing activities		Ps.	2,841,221	Ps.	(17,154,902)

Cash flows from financing activities:
Dividends paid to shareholders		Ps.	(256,500)	Ps.	(409,876)
Dividends paid to non-controlling interest			(340,372)		(421,326)
Issuance of debt securities			2,592,076		543,355
Payment of outstanding debt securities			(3,323,937)		(964,283)
Leases			(203,338)		(183,880)
Issuance of shares			—		129
Net cash used by financing activities		Ps.	(1,532,071)	Ps.	(1,435,881)
Effect of foreign currency changes on cash and equivalents			(1,108,494)		(487,517)
Decrease in cash and cash equivalents in joint operations			—		(1,393,602)
Increase (decrease) in cash and cash equivalents			2,162,810		(15,201,719)
Cash and cash equivalents at beginning of period		Ps.	17,032,857	Ps.	36,642,829
Cash and cash equivalents at end of period		Ps.	19,195,667	Ps.	21,441,110

(1) See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

EXHIBIT 2

SEPARATE FINANCIAL STATEMENTS

KPMG S.A.S. Calle 90 No. 19c - 74 Bogotá D.C. - Colombia	Phone	+57 (601) 618 8000 +57 (601) 618 8100 www.kpmg.com/co

(FREE TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN SPANISH)

STATUTORY AUDITOR’S REPORT ON THE REVIEW OF THE CONDENSED SEPARATE INTERIM FINANCIAL

INFORMATION

To the Shareholders

Grupo Aval Acciones y Valores S.A.,

Introduction

I have reviewed the accompanying condensed separate interim financial information as of June 30, 2023 of Grupo Aval Acciones y Valores S.A. (the Company), which comprises:

•	the condensed separate statement of financial position as at June 30, 2023;

•	the condensed separate statement of income for the three- and six-month periods ended June 30, 2023;

•	the condensed separate statement of other comprehensive income for the three- and six-month periods ended June 30, 2023;

•	the condensed separate statement of changes in equity for the six-month period ended June 30, 2023;

•	the condensed separate statement of cash flows for the six-month period ended June 30, 2023; and

•	the notes to the condensed financial information.

The Management is responsible for the preparation and fair presentation of this condensed separate interim financial information in accordance with International Accounting Standard 34 (IAS 34) - Interim Financial Information contained in the Accounting and Financial Reporting Standards accepted in Colombia. My responsibility is to express a conclusion on this condensed separate interim financial information based on my review.

Scope of the Review

I have conducted my review in accordance with International Standard on Review Engagements 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", included in the Information Assurance Standards accepted in Colombia. A review of condensed separate interim financial information consists of making inquiries, mainly with the persons responsible for financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is substantially less than that of an audit performed in accordance with International Standards on Auditing accepted in Colombia and, consequently, does not allow me to obtain assurance that I am aware of all significant matters that I could have identified in an audit. Accordingly, I do not express an audit opinion.

Conclusion

© 2023 KPMG S.A.S., a Colombian joint-stock simplified corporation and member of the global organization of independent member firms of KPMG International Limited, a private English entity limited by guarantee. All rights reserved.	KPMG S.A.S. Tax ID.: 860.000.846-4

Based on my review, nothing has come to my attention that causes me to believe that the accompanying condensed separate interim financial information of the Group as of June 30, 2023 has not been prepared, in all material respects, in accordance with International Accounting Standard 34 (IAS 34) - Interim Financial Reporting contained in the Accounting and Financial Reporting Standards accepted in Colombia.

(Original file signed)

Diana Alexandra Rozo Muñoz

Statutory Auditor of Grupo Aval Acciones y Valores S.A.

Registration 120741-T

Member of KPMG S.A.S.

Member of KPMG S.A.S.

August 14, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.
Statement of financial position
For the period ended as of june 30th 2023 and december 31st 2022
(Stated in millions of Colombian pesos)

		June 30th		December 31st
	Notes	2023		2022

Assets

Current assets

Cash and cash equivalents	5	Ps.	178,172	67,439
Trading securities	4		199	764
Accounts receivable from related parties	6		768,479	96,081
Taxes paid in advance	6		5,952	7,577
Other accounts receivable	6		7	161
Other non-financial assets			99	52
Total current assets			952,908	172,074

Non-current Assets

Investments in subsidiaries and associates	7	Ps.	18,354,911	18,361,916
Accounts receivable from related parties	6		1,327,947	1,498,754
Property and equipment, net	8		3,152	4,083
Deferred tax assets			253	127
Total non-current Assets			19,686,263	19,864,880
Total assets			20,639,171	20,036,954

Liabilities and shareholders' equity

Current liabilities

Borrowings at amortized cost	10	Ps.	1,148,082	20,255
Outstanding bonds at amortized cost	10		14,273	14,093
Accounts payable	12		873,344	106,101
Employee benefits	11		2,382	2,486
Tax liabilities	12		15,385	11,920
Other non-financial liabilities	12		1,214	1,214
Total current liabilities			2,054,680	156,069
Long-term liabilities Borrowings at amortized cost	10	Ps.	494,667	1,794,089
Outstanding bonds	10		1,124,520	1,124,520
Total long-term liabilities			1,619,187	2,918,609
Total liabilities		Ps.	3,673,867	3,074,678
Shareholders' equity Subscribed and paid capital	13	Ps.	23,743	23,743
Additional paid-in capital	13		9,695,243	9,695,243
Retained earnings	13		7,457,219	5,939,430
Net income			575,539	2,541,179
Other equity accounts	13		(786,440)	(1,237,319)
Total shareholders' equity		Ps.	16,965,304	16,962,276
Total liabilities and shareholders' equity		Ps.	20,639,171	20,036,954

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of income

(Stated in millions of Colombian pesos, except earnings per share)

		For the quarter period				For the accumulated period
		June 30th		June 30th		June 30th		June 30th
		2023		2022		2023		2022
	Notes
Operating revenue
Equity method income, net	15	Ps.	158,553	Ps.	683,609	Ps.	571,049	Ps.	1,314,292
Other revenue from ordinary activities	15		117,766		73,050		234,376		145,423
Total operating revenue		Ps.	276,319	Ps.	756,659	Ps.	805,425	Ps.	1,459,715

Expenses, net
Administrative expenses	16	Ps.	19,958	Ps.	21,730	Ps.	38,671	Ps.	54,278
Other expenses	16		(112)		892		(211)		906
revenue from exchange differences	16		472		453		342		411
Operating income		Ps.	256,001	Ps.	733,584	Ps.	766,623	Ps.	1,404,120

Financial expenses	16		83,786		42,797		165,318		76,837

Earnings before taxes		Ps.	172,215	Ps.	690,787	Ps.	601,305	Ps.	1,327,283

Income tax expense			12,616		(3,836)		25,766		1,882

Net income from continuing operations		Ps.	159,599	Ps.	694,623	Ps.	575,539	Ps.	1,325,401

Discontinued operations
Equity method income from discontinued operations	15		0		0		0		1,100,730
Income from discontinued operations		Ps.	0	Ps.	0	Ps.	0	Ps.	1,100,730

Net income		Ps.	159,599	Ps.	694,623	Ps.	575,539	Ps.	2,426,131

Net income per share from continuing operations			6.72		30.83		24.24	Ps.	58.83
Net income per share from discontinued operations			0.00		0.00		0.00	Ps.	48.85

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of Other Comprehensive Income

(Stated in millions of Colombian pesos)

IFRS

	For the quarter period			For the accumulated period
	June 30th		June 30th	June 30th	June 30th
	2023		2022	2023	2022

Net income	Ps.	159,599	694,623	575,539	Ps.	2,426,131

Other comprehensive income (OCI), net of taxes
Participation in other comprehensive income
reported using the equity method		125,442	(398,050)	450,879		(2,265,641)

Comprehensive income, net	Ps.	285,041	296,573	1,026,418	Ps.	160,490

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of shareholders' equity

For the period ended as of june 30th 2023

(Stated in million of Colombian pesos)

					Retained earnings (losses)
	Subscribed and paid capital		Paid-in Capital		Legal reserve	Occasional reserve		Retained earnings (losses)		Operations with shareholders		Net Income		Other equity accounts		Shareholders' equity

Balance as of december 31 st. 2021	Ps.	22,281	Ps.	8,612,936	11,140	Ps.	10,706,543	Ps.	(393,822)	Ps.	-	Ps.	3,502,758	Ps.	1,013,600	Ps.	23,475,436

Constitution of reserves for future distributions net income 2021							3,502,758						(3,502,758)				-
Reserve appropriation							(188,208)		188,208								-
To distribute a stock dividend of Ps. 54 per share , over 22,281,017,159 shares outstanding as of december 31st 2021. These dividends will be paid at the rate of 1 share for each 13.74233 common or preferential shares as of december 31st, 2021.							(1,203,175)										(1,203,175)
Issuance of shares		1,462		1,082,307													1,083,769
Application of the equity method															(1,547,423)		(1,547,423)
Application of the equity method (Spin-off)											(6,644,277)				(718,218)		(7,362,495)
Witholding tax on dividends									636								636
Net Income													2,426,131				2,426,131

Balance as of June 30th 2022	Ps.	23,743	Ps.	9,695,243	11,140	Ps.	12,817,918	Ps.	(204,978)	Ps.	(6,644,277)	Ps.	2,426,131	Ps.	(1,252,041)	Ps.	16,872,879

Balance as of december 31st 2022	Ps.	23,743	Ps.	9,695,243	11,872	Ps.	12,817,186	Ps.	(245,351)	Ps.	(6,644,277)	Ps.	2,541,179	Ps.	(1,237,319)	Ps.	16,962,276

Constitution of reserves for future distributions net income 2022							2,541,179						(2,541,179)				-
Reserve appropriation							(7,111,764)		467,487		6,644,277						-
To distribute a cash dividend of Ps. 3.60 per share per month from April 2023 to March 2024 including those two months, over 23.743.475.754 outstanding shares as of the date of this meeting.							(1,025,718)										(1,025,718)
Issuance of shares																	-
Application of the equity method															450,879		450,879
Witholding tax on dividends									2,328								2,328
Net Income													575,539				575,539

Balance as of June 30th 2023	Ps.	23,743	Ps.	9,695,243	11,872	Ps.	7,220,883	Ps.	224,464	Ps.	0	Ps.	575,539	Ps.	(786,440)	Ps.	16,965,304

GRUPO AVAL ACCIONES Y VALORES S.A.

Individual statement of cash flow

For the period ended as of june 30th 2023 and 2022

(Stated in millions of Colombian pesos)

		For the accumulated period
		June 30th	June 30th
	Notes	2023	2022
Cash flow from operating activity:
Net Income		575,539	Ps.	2,426,131

Adjustments to reconcile net profit with net cash used in operating activities
Income tax expense		25,766	Ps.	1,882
Property and equipment depreciation and amortization	16	838		872
Impairment of receivables	6	(238)		-
Equity method income	15	(571,049)		(1,314,292)
Equity method income from discontinued operations	15	-		(1,100,730)

Changes in operating assets and liabilities:
Decrease (Increase) in trading securities		565		(636)
Decrease in receivables		-		825,252
Acquisition of permanent investments		-		(823,597)
Increase in interest receivables		(609)		-
Decrease in other assets and liabilities, net: prepaid taxes, prepaid expenses; taxes, accounts payable, employee liabilities, estimated liabilities and provisions.		(21,923)		(16,257)
Increase in interests payable		344		5,449
Interest payment on lease agreements (IFRS 16)	16	(267)		(124)
Dividends received by subsidiaries		358,854		375,659
Income tax paid		-		(3,354)

Net cash used in operating activities		367,820	Ps.	376,255

Cash flow from investing activities:
Acquisition of property and equipment		-		(55)
Net cash used in investing activities		-	Ps.	(55)

Cash flow from financing activities:
Dividends paid		(256,500)		(409,876)
Payment of liabilities arising from lease agreements	10	(587)		(656)
Net cash from financing activities		(257,087)	Ps.	(410,532)

Change in cash and cash equivalents		110,733		(34,332)
Cash and cash equivalents as of the beginning of the period		67,439		174,784
Cash and cash equivalents as of the end of the period		178,172	Ps.	140,452

Additional information:
Payment of Interest		165,228	Ps.	71,462

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel